March 24, 2006


via U.S. Mail
Mr. Curtis Mewbourne
President and Director
Mewbourne Development Corporation
3901 S. Broadway
Tyler, Texas 75701



Re:	Mewbourne Energy Partners 06-A, L.P.
	Mewbourne Energy Partners 07-A, L.P.
      Form S-1
		File No. 333-131978
      Filed February 22, 2006

Dear Mr. Mewbourne:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Where comments on a section or in the filing related to Mewbourne
Energy Partners 06-A, L.P. also relate to disclosure in another section or in the filing related to Mewbourne Energy Partners 07-
A,
L.P,  please make parallel changes to all affected disclosure.
This
will eliminate the need for us to repeat similar comments.

2. We will need time to review all new disclosure, materials, or
omitted exhibits.   In this regard, we note disclosure regarding
the
brochure of materials that soliciting dealers and investors will be provided with in connection with the sales of interests. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

3. We note in your independent auditor`s consent that an audit report for Mewbourne Development Corporation dated February 25, 2006 is referenced. However, the audit report in your registration statement for that entity is dated January 25, 2006. Please revise as appropriate.

4. Please provide updated disclosure in each amendment. For example, consistent with the requirements of Guide 4, please update the prior performance tables.

5. Provide more detailed disclosure regarding the allocation mechanism that will be used with respect to subscriptions as they come in. Revise to inform investors of whether there are any caps on the numbers of limited versus general partnership interests offered in each partnership and in the event the partnerships are oversubscribed, revise to indicate how interests will be allocated.
To the extent material, revise to include a risk factor that delineates the risk associated with any allocation mechanism.

Outside Front Cover Page

6. Revise the front cover page to indicate, as done on page 1, that the minimum amount accepted in a subscription could be as little as
$10,000 at the sole discretion of the managing partner and that the maximum, could be greater than $500,000. Explain the circumstances in which the managing partner would make a decision to accept subscriptions below the $20,000 minimum established or above the $500,000 cap established for each investor.

7. Highlight in bold the text that appears in these bullet points.

8. We direct you to Release No. 33-6900. Please confirm the disclosure regarding the percentage of proceeds that will be reinvested in the business of each partnership on the cover page. In this regard, please indicate whether the proceeds available to each partnership represents the sum of all proceeds, net of any additional management fees or other fees that may be assessed to the partnership. We note, for example, that the plan of distribution section on page 37 indicates that fees may be as high as 10.5%, not
8.5% as reflected on the cover. Also Sections 5.7 and 5.8 of the Agreement of Partnership specify the administrative fees that could be assessed, even in years in which there is no production.

Summary, page 1

The Partnerships, page 1

9. We note the form of subscription form attached as an exhibit to the prospectus. The form would allow an investor to delineate an interest in either partnership. Clarify in the main body of the prospectus that investors will be capable of indicating an interest in only the 2006 partnership during the 2006 offering period and only in the 2007 partnership at a later unspecified date in 2007.

10. We refer you to Guide 4 of the Securities Act of 1933. Consistent with the guidance set forth in Guide 4 (1), supplement the summary section to delineate the relative participation in costs and revenues amongst investors and other parties. Further, provide the information required with respect to the application of proceeds, including but not limited to, the proposed estimated percentages of the minimum dollar amount that would be used for financing the principal activities of the partnership. If you believe this information is already provided, please direct us to the appropriate table for each of these items.

Investment as a Limited Partner or General Partner, page 3

11. Revise to cross-reference the section of the prospectus in which you delineate the mandatory suitability qualifications investors must possess in order to participate in the offering and additional basis, if any, for rejection by the Managing Partner, of subscription interests.

12. Supplement the second paragraph to indicate that the subscription period for Mewbourne Energy Partners 06-A, L.P. will end earlier than that of the subscription period for Mewbourne Energy Partners 07-
A,
L.P. given that the commencement of solicitations for the latter will not occur until 2007.

Risk Factors, page  5

General

13. As currently drafted, the captions that appear before the disclosure in this section do not provide investors with a succinct overview of the risk factor being discussed and are difficult to identify in the text of the prospectus. Revise all of the risk factor headings in your risk factor discussion so that each risk factor is preceded by an appropriate heading in bold text that summarizes the material risks being disclosed in the risk factor
beneath the heading.   We may have further comments.

14. On page 28 you indicate that amounts in excess of what has been
committed or expended after 12 months of the admission of limited
and
general partners, will be subject to a refund.   Delineate the
risk
to investors who will not receive the full refund of the pro rata portion of their investment due to the deductions for operating capital that the managing partner will make if it reasonably believes such operating capital can not be provided by anticipated revenues.

15. As done on page 47, please include a risk factor relating to the potential roll-up transactions and "broad interpretation" the managing partner will use in assessing whether a transaction qualifies as a roll-up transaction and the impact to investors who choose to vote against such a transaction.

16. You disclose that the rate of participation by Mr. Mewbourne in programs managed by Mewbourne Oil Company has historically been within the range of 25%-50%. As done on page 54, include a risk factor that delineates that the amount of Mr. Mewbourne`s participation in the current programs may not approximate historic levels.

Additional Partnership Financing May Become Necessary...," page 6

17. Revise to address any difficulties you might experience in obtaining additional financing given the restriction imposed on lenders with regard to their recourse against general partners.

Limitations on Right of Presentment, page 9

18. Clarify the disclosure so that you indicate the effect of the limit on the managing partner`s ability to accept for repurchase what amounts to only 10% of the minimum capital contribution commitment in the partnership. Specifically, further clarify the potential difficulty associated with purchase of interests in light of the fact that the $500,000 cap on expenditures in any one year is with regard to all interests in partnerships with which the managing partner is affiliated or is sponsor to.


Terms of the Offering, page 28

19. Supplement the disclosure to specify all of the circumstances in which a subscription would be rejected and the time within which an investor would be notified of such rejection and monies returned to the investor.

Subscription Period, page 28

20. Indicate the subscription period for Mewbourne Energy Partners
07-A, L.P.

Conflicts of Interest, page 54

21. Indicate whether there will be any economic thresholds when determining which properties to pursue. We note, for instance, that the Managing Partner will receive operations and overhead fees for each producing well even in the case of economically marginal wells.

Prior Activities, page 58

22. To the extent that you have conducted prior offerings in which investors could purchase general partner interests, provide information as to whether they have had to make subsequent additional contributions.

Reserves and Future Net Revenues of Prior Programs, page 71

23. It appears that your measure "present value discounted at 10% per annum" is a non-GAAP measure. As such, we request that you comply with the requirements of Item 10(e) of Regulation S-K, which require that you add explanatory disclosure language and a reconciliation of that measure to the most directly comparable GAAP measure, which would be the standardized measure of future net discounted cash flows described in paragraph 30 of SFAS 69. Alternatively, you may wish to remove your measure or replace it with the standardized measure.

24. Likewise, it appears to us that your measure "estimated future net revenues" may be a non-GAAP measure. Your discussion on page 72 indicates that it is different than the standardized measure of future net discounted cash flows because certain expenses are excluded from the calculation. If it is a non-GAAP measure, the disclosure required by Item 10(e) of Regulation S-K would be required, including a reconciliation to the most directly comparable component of the standardized measure of future net discounted cash flows. Refer to the subparts of paragraph 30 of SFAS 69. It may also be necessary for you to rename the measure to avoid investor confusion, since the term is used in certain of our rules, or to provide further disclosure regarding the use of this term.

Where You Can Find More Information, page 103

25. Please correct the typographical error relating to the Commission`s address. The correct address is 100 F Street NE
Washington, D.C.  20549.

Financial Statements of Mewbourne Development Corporation

Statement of Operations, page F1-3

26. Please revise your financial statements to recognize management fees as revenues and expenses rather than adjusting both to the full cost pool. Refer to Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X for further guidance. You may also wish to refer to paragraph 7(b)
of additional guidance that may be found at our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Notes to Financial Statements, page F1-6

27. We note that although your financial statements appear to be audited, your footnotes are titled "Notes to Unaudited Financial
Statements."  Please revise.

Engineering Comments

Definitions, page 24

Proved Undeveloped Reserves, page 27

28. The SEC definition of proved undeveloped reserves states that for other undrilled units, reserves can be claimed only where it can be demonstrated with certainty that there is continuity of production.
Please revise your document here and on page 9 of the Agreement of Partnership.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sandra Eisen, Staff Accountant at (202) 551-
3864
or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financials statements and related matters. Please contact James Murphy, Petroleum Engineer at
(202) 551-3703 if you have questions relating to the engineering comments. Please contact Mellissa Campbell Duru, at (202) 551-
3757
or the undersigned  at (202) 551-3745 with any other questions.



							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	A. Winston Oxley, Esq.
	Vinson & Elkins L.L.P.
	(214) 220-7716




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Mr. Curtis Mewbourne
Mewbourne Energy Partners 06-A, L.P.
Mewbourne Energy Partners 07-A, L.P.
March 24, 2006
page 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010